

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 27, 2009

Michael D. Watford
Chairman, CEO, and President
Ultra Petroleum Corp.
363 North Sam Houston Parkway East, Suite 1200
Houston, TX 77060

Re: **Ultra Petroleum Corp.**
Form 10-K for the Fiscal Year Ended Dec. 31, 2007
Filed Feb. 26, 2008
File No. 1-33614

Dear Mr. Watford:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Judith Little, Esq. (713) 236-5640